

Patke & Associates, Ltd.
300 Village Green Drive, Suite 210
Lincolnshire, Illinois 60069
847.913.5400 P | 847.913.5435 F
www.patke.net

April 17, 2011

Troy Patton
Archer Series Trust
9000 Keystone Crossing,
Suite 630
Indianapolis, IN   46240

Re: Archer Balanced Trust

Please accept this letter as Patke & Associates, Ltd.'s ("the Firm") formal resignation as the Fund's Independent Registered Public Accounting Firm effective today, 17th day of April 2011.   Due to staffing limitations, we will not be offering our services to Mutual Funds for the upcoming busy season.

Ronald S. Niemaszyk

Ronald S. Niemaszyk
Principal
847-382-1627 / Direct Dial
Ron.niemaszyk@patke.net



Patke & Associates, Ltd.
300 Village Green Drive, Suite 210
Lincolnshire, Illinois 60069
847.913.5400 P 847.913.5435 F
www.patke.net

May 23, 2011

Troy Patton
Archer Series Trust
9000 Keystone Crossing,
Suite 630
Indianapolis, IN   46240

Re: Archer Balanced Trust

The language of the proposed footnote listed below is accurate and complete.

NOTE 8. CHANGE OF SERVICE PROVIDERS

Effective April 17, 2011, the auditor's, Patke & Associates, Ltd. have resigned as the Fund's auditor due to staffing limitations. The Fund has retained Sanville & Company to perform the August 31, 2011 audit.

Sincerely,

Ronald S. Niemaszyk

Ronald S. Niemaszyk
Principal
847-382-1627 / Direct Dial
Ron.niemaszyk@patke.net

UNANIMOUS CONSENT

OF THE BOARD OF TRUSTEES OF THE

ARCHER INVESTMENT SERIES TRUST

The following Board actions are hereby consented to as if at a special meeting of the Board of Trustees of the Trust held on April 4, 2012.

The undersigned, being all of the members of the Board of Trustees of the Archer Investment Series Trust, an Ohio business trust ("Trust") acting pursuant to the Declaration of Trust dated October 7, 2009, as amended, do hereby adopt the following, upon motion duly made and seconded, it was unanimously:

RESOLVED: That the Trust be named as an insured under the Investment Company Bond ("Bond") having an aggregate coverage of $500,000, issued by Travelers Insurance against larceny and embezzlement and such other types of losses as are included in standard fidelity bonds, covering the officers and the other employees of the Trust from time to time, and containing such provisions as may be required by the rules promulgated under the 1940 Act; and

FURTHER RESOLVED: That it is the finding of the Board of Trustees and a majority of Independent Trustees, voting separately, that the Bond is reasonable in form and amount, having given due consideration to all relevant factors, including but not limited to, the value of the aggregate assets of the funds to which any such covered person under Rule 17g-1 may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets and the nature of the Trust's proposed business activities; and

FURTHER RESOLVED: That the premium on such Bond presented at this meeting is approved by a majority of Independent Trustees, taking all relevant factors into consideration, including but not limited to, the number of other parties named as insured, the nature of the business activities of such other parties, the amount of the joint insured bond and the amount of the premium for such bond, the ratable allocation of the premium among all parties named as insured, and the extent to which the share of the premium allocated to the Trust is less than the premium the Trust would have had to pay if it had provided and maintained a single insured bond; and

FURTHER RESOLVED: That any one officer of the Trust shall be designated as the officer who shall make the filings and give the notices required by paragraph (g) of said Rule 17g-1; and

FURTHER RESOLVED: That the officers of the Trust are authorized and directed to file copies of the aforesaid Bond with the Securities and Exchange Commission and to take such other action as may be necessary or appropriate to comply with the provisions of the 1940 Act, and the rules and regulations thereunder.

_____

Donald Orzeske

_____

David Miller

_____

Troy C. Patton

April 10, 2012

To: Shareholders of the Archer Investment Series Trust

Subject: Notification of Change of Auditor

On April 17, 2011, Patke & Associates, Ltd. ("Patke") forwarded a Letter of Resignation to the Archer Investment Series Trust ("Trust"), effective that date. As a result, the Trust hired Sanville & Company to perform the Fund's 2011 Audit. The 2011 Audit was performed by Sanville & Company to the satisfaction of the Fund's Audit Committee. Additionally, the Audit Committee contracted with Sanville & Company to perform the 2012.

Patke's decision to cease acting as the Trust's Auditors was based on their decision to cease providing audit functions for Mutual Funds. Patke's reports on the financial statements for the last two years that it was employed as the Trust's Auditor, did not contain an adverse opinion or a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope, or accounting principles. Further, while employed as the Trust's Auditors, there were no disagreements on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

The Trust's decision to change Auditors was unanimously approved by the Fund's Board of Trustee based upon the former Accountant's resignation on April 17, 2011. Accordingly, a new independent auditing firm was engaged to audit the Fund's financial statements. The new Auditor, Sanville & Company, has provided the Fund's audit for the Fiscal Year of 2011. Sanville & Company was engaged on April 17, 2011.

If you have any questions concerning this matter, please contact the undersigned at the above address.

Respectfully submitted,



Troy C. Patton, President